UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Westmoreland Resource Partners, LP

(Name of Subject Company)

Westmoreland Resource Partners, LP

(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

691807101

(CUSIP Number of Class of Securities)

Michael G. Hutchinson

Interim Chief Executive Officer

9540 South Maroon Circle, Suite 300

Englewood, Colorado 80112

(855) 922-6463

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Heather Lennox, Esq. Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939	Edward B. Winslow, Esq. Jones Day 77 West Wacker Chicago, Illinois 60601 (312) 782-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”). WMLP’s principal executive offices are located at 9540 South Maroon Circle, Suite 300, Englewood, Colorado 80112 and its telephone number is (855) 922-6463.

(b) Class of Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is WMLP’s common units representing limited partner interests (the “Common Units”). As of February 12, 2019, the latest practicable date prior to the filing of this Schedule 14D-9, there were 1,284,840 Common Units outstanding.

Item 2.	Identity and Background of Filing Person

(a) Name and Address. The name, business address and business telephone number of WMLP, which is the subject company and the person filing this Schedule 14D-9, are set forth in Item 1. “Subject Company Information—Name and Address” above.

(b) Tender Offer. Westmoreland Coal Company Asset Corporation, a New York corporation (“Tender Sub”) and wholly owned subsidiary of Westmoreland Coal Company, a Delaware corporation (together with Tender Sub, “WCC”, except where context requires that “WCC” refer only to Westmoreland Coal Company), is offering to purchase any and all of the outstanding Common Units of WMLP not currently held by WCC or its affiliates, at a price of $0.01 per Common Unit, net to the seller in cash, without interest, subject to any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”). WCC currently owns no Common Units but does hold equity securities of WMLP that are convertible into Common Units in an amount that would constitute an approximately 94.4% beneficial limited partner interest in WMLP on an as converted basis. WCC owns 100% of the WMLP Series A Convertible Units, which are convertible to Common Units on a one-for-one basis at the earlier of WMLP declaring a dividend of $0.22 per Common Unit or a change of control, and 100% of the WMLP Series B Convertible Units, which are convertible to Common Units on a one-for-one basis at the option of the holder or upon a change of control, liquidation event or dissolution of WMLP (collectively, the “Conversion Rights”). WCC also indirectly owns all of the outstanding 35,291 general partner units of WMLP. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on February 13, 2019 by WCC (together with any amendments and supplements thereto, the “Schedule TO”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and Letter of Transmittal are being mailed to the holders of WMLP Common Units together with this Schedule 14D-9.

Tendering holders whose Common Units are registered in their own names and who tender their Common Units directly to the Depositary (as described below) will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the Letter of Transmittal for the Offer, transfer taxes on the sale of Common Units in the Offer. A holder who holds Common Units through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such Common Units to WCC in the Offer.

WCC has stated that the primary purpose of the Offer is to permit holders of WMLP Common Units to avoid or reduce potential allocations of taxable income and loss, including potentially substantial “cancellation of debt income” (“CODI”) within the meaning of Section 61(a)(12) of the Internal Revenue Code of 1986, as amended, that could result from the resolution of WMLP’s bankruptcy process. Because WMLP is treated as a partnership for U.S. federal income tax purposes, all items of income, gain, loss, deduction and credit of WMLP are treated as items of income, gain, loss, deduction and credit allocated directly to WMLP’s unitholders and reported on such unitholders’ separate returns.

On October 9, 2018, WCC and certain of its affiliates, including WMLP, filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). WMLP continues to work with its secured lenders in connection with a value-maximizing sale and marketing process that began prior to the commencement of WMLP’s bankruptcy proceedings, but expects that WMLP’s debt will be restructured through a sale of WMLP’s assets to a third party or its lenders through the bankruptcy process. During or following WMLP’s bankruptcy proceedings, the Common Units not tendered pursuant to the Offer will likely receive no consideration. Depending on the particular circumstances of a holder of Common Units, the Offer may allow the holder to avoid or reduce potential allocations of taxable income (and loss) that result from WMLP’s bankruptcy proceedings and transactions and to minimize the extent to which the holder would recognize potential taxable cancellation of debt income that could result in cash taxes payable by the holder. However, there may be certain holders, depending on their particular facts, for whom participating in the Offer may result in adverse tax consequences or no net change in taxable income and loss compared to the consequences of not participating in the Offer. The facts and circumstances that could impact the determination of whether participating in the Offer could be beneficial to a particular holder include, without limitation, the date and price at which the holder acquired its Common Units; the holder’s tax basis in its Common Units; whether the holder has used in prior years any tax losses generated by its investment in WMLP or instead has suspended passive losses or net operating loss carryovers from such investment; the holder’s allocable share of WMLP’s debts; whether and to what extent the holder would be allocated tax losses in the future from the resolution of WMLP’s bankruptcy process; and whether the holder has significant capital gains or ordinary losses to offset various possible results from WMLP’s bankruptcy proceedings or transactions. Each holder of Common Units is urged to consult its own tax advisor with respect to WMLP’s bankruptcy proceedings and this Offer based on its own particular circumstances.

WCC will pay all fees and expenses of the Depositary, Broadridge Financial Solutions, Inc., which is acting as the Information and Solicitation Agent, for the Offer (the “Information and Solicitation Agent”), incurred in connection with the Offer. WCC has stated in the Offer to Purchase that it is not aware of any licenses or other regulatory permits which appear to be material to the business of WMLP and which might be adversely affected by the acquisition of Common Units by WCC pursuant to the Offer. The Offer will require and is contingent upon the approval of the Bankruptcy Court, but WCC is not aware of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Common Units by WCC pursuant to the Offer. It is contemplated that approval from the Bankruptcy Court to consummate the Offer will be sought at a hearing on or about February 13, 2019. Should any other such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to WMLP’s or WCC’s business or that certain parts of WMLP’s or WCC’s business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause WCC to elect to terminate the Offer without the purchase of the Common Units thereunder. WCC’s obligation under the Offer to accept for payment and pay for Common Units is subject to certain conditions. The Offer is not conditioned upon any minimum amount of Common Units being tendered. In addition, the Offer is not conditioned upon any recommendation by the board of directors of Westmoreland Resources GP, LLC, the general partner of WMLP (the “General Partner”), or by any committee thereof.

Notwithstanding any other provision of the Offer, WCC is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to WCC’s obligation to pay for or return Common Units tendered for purchase promptly after termination or expiration of the Offer), pay for any Common Units, may postpone the acceptance for payment or payment for tendered Common Units and may, in its sole discretion, terminate or amend the Offer as to any Common Units not then paid for, if, at the expiration time, the following conditions have not been satisfied or, to the extent legally permissible, waived:

(a)

there has been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction or any other action taken by any U.S. or non-U.S. court, government or governmental authority or other U.S. or non-U.S. regulatory or administrative agency or commission (each, a “Governmental Entity”) which, directly or indirectly, restrains, delays, enjoins, makes illegal or otherwise prohibits the consummation of the Offer; or

(b)

any statute, including without limitation any state anti-takeover statute, or any rule, decree, regulation, order or injunction, shall be enacted, entered, enforced or deemed applicable or which becomes applicable or asserted to be applicable directly or indirectly to the Offer that would, directly or indirectly restrain, delay, enjoin, make illegal or otherwise prohibit the consummation of the Offer.

The satisfaction or existence of any of the conditions to the Offer will be determined by WCC in its sole discretion. These conditions are for the sole benefit of WCC and its affiliates and may be asserted by WCC in its sole discretion regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by WCC in its sole discretion in whole or in part at any time or from time to time before the expiration time (provided that all conditions to the Offer must be satisfied or waived prior to the expiration time). WCC has stated that it expressly reserves the right to waive any of the conditions to the Offer (to the extent legally permissible) and to make any change in the terms of or conditions to the Offer; that its failure at any time to exercise its rights under any of these conditions will not be deemed a waiver of any such right; that the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances; and that each such right will be deemed an ongoing right which may be asserted at any time or from time to time, except that any such right may not be asserted after the expiration time. Any determination made by WCC concerning the events described in the section “The Offer—Conditions to the Offer” contained in the Offer to Purchase will be final and binding upon all parties, subject to the tendering limited partner’s right to bring any dispute with respect thereto before a court of competent jurisdiction.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase.

According to the Offer to Purchase, the principal office of WCC is located at 9540 South Maroon Circle, Suite 300, Englewood, Colorado 80112, and its telephone number is (855) 922-6463.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, including the exhibits hereto and the documents incorporated herein by reference, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

WCC currently owns no Common Units but does hold equity securities of WMLP that are convertible into Common Units in an amount that would constitute an approximately 94.4% beneficial limited partner interest in WMLP on an as converted basis. WCC owns 100% of the WMLP Series A Convertible Units, which are convertible to Common Units on a one-for-one basis at the earlier of WMLP declaring a dividend of $0.22 per Common Unit or a change of control, and 100% of the WMLP Series B Convertible Units, which are convertible to Common Units on a one-for-one basis at the option of the holder or upon a change of control, liquidation event or dissolution of WMLP. WCC also indirectly owns all of the outstanding 35,291 general partner units of WMLP. Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) WMLP or any of its affiliates, on the one hand and (ii) (x) any of the executive officers or directors of the General Partner or affiliates of WMLP, or (y) WCC or any of its executive officers, directors or affiliates, on the other hand, other than as set forth or incorporated by reference in this Schedule 14D-9 and except for agreements, arrangements or understandings and actual or potential conflicts of interests described in the sections entitled “Item 1A. Risk Factors” “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters,” “Item 13. Certain Relationships and Related Transactions, and Director Independence.” and “Notes to the Consolidated Financial Statements—Note 7. Related Party Transactions” in the Annual Report on Form 10-K filed by WMLP on March 5, 2018 (the “Form 10-K”), which information is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Form 10-K can be obtained without charge from the SEC’s website at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation. As described in detail below, the Conflicts Committee (as defined below) believes that participating in the Offer may benefit certain holders of Common Units. The Conflicts Committee recommends that holders of Common Units who are not affiliated with WCC (“Unaffiliated Unitholders”) seriously consider tendering their Common Units in the Offer. Because the tax situation of each Unaffiliated Unitholder is unique, and there may be Unaffiliated Unitholders, depending on their particular facts, for whom participating in the Offer may result in adverse tax consequences or no net change in taxable income and loss compared to the consequences of not participating in the Offer, the Conflicts Committee recommends that each Unaffiliated Unitholder consult with its own tax advisor to determine whether it is in such Unaffiliated Unitholder’s best interest to participate in the Offer based on its own particular circumstances. Moreover, nothing in this Schedule 14D-9 should be interpreted as suggesting that any Unaffiliated Unitholder should retain its ownership interest in WMLP.

The General Partner is a wholly owned subsidiary of WCC, and as a result WCC has the power and authority to elect all of the directors of the General Partner (including the independent directors and the members of the Conflicts Committee), and pursuant to the Partnership Agreement, the General Partner controls the operations of WMLP. The Conflicts Committee (the “Conflicts Committee”) of the Board of Directors (the “GP Board”) of the General Partner is authorized to review and act upon matters referred to it where a conflict of interest exists between the General Partner and its affiliates, including WCC (on the one hand), and WMLP or its partners (on the other hand). It is in this context that the Conflicts Committee has been asked to express its views on the Offer.

After careful consideration, including a review of the Offer with its independent legal advisors and consideration of potential allocations of taxable income and loss, including potentially substantial CODI, to holders of Common Units that could result from the resolution of WMLP’s bankruptcy process, the Conflicts Committee believes that participating in the Offer could be advantageous to certain Unaffiliated Unitholders depending on their own particular circumstances. Because WMLP is treated as a partnership for federal and all relevant state and local income tax purposes, all items of income, gain, loss, deduction and credit of WMLP are treated as items of income, gain, loss, deduction and credit allocated directly to holders of WMLP’s Common Units and reported on such holders’ separate tax returns. Holders of Common Units generally benefit from owning Common Units when there is income and profits at WMLP because such income and profits are not taxed at a corporate level and all of WMLP’s deductions are allocated directly to holders of Common Units, potentially offsetting any allocation of income. However, under distressed economic and business circumstances, similar to what WMLP is currently experiencing, holders of Common Units may be exposed to disadvantageous tax consequences through the ownership of Common Units in connection with the resolution of WMLP’s bankruptcy process. For example, to the extent that WMLP realizes CODI from the resolution of WMLP’s bankruptcy process, that income will be directly allocated to holders of Common Units and reported on such holders’ separate tax returns (which could include current Common Unit holders, depending on whether WCC exercises the Conversion Rights and Limited Call Right).

However, because the tax situation of each Unaffiliated Unitholder is unique and depends in part on its specific tax attributes unrelated to WMLP, the tax consequences of the resolution of WMLP’s bankruptcy process for any particular Unaffiliated Unitholder cannot be predicted by the Conflicts Committee and may be beneficial to some Unaffiliated Unitholders and adverse or neutral to other Unaffiliated Unitholders. Further, after discussions with WCC, the Conflicts Committee believes that WCC is not prepared to offer a higher price than the Offer Price. Based on these judgments and the other factors described in this Schedule 14D-9, the Conflicts Committee recommends that Unaffiliated Unitholders seriously consider tendering their Common Units in the Offer, and urges each Unaffiliated Unitholder to consult with its own tax advisor prior to tendering its Common Units in the Offer to determine whether it is in such holder’s best interest to participate in the Offer. Moreover, nothing in this Schedule 14D-9 should be interpreted as suggesting that any holder of Common Units should retain its ownership in WMLP. Because the Conflicts Committee’s recommendation is based on a number of judgments which should not be considered as free from doubt, the Conflicts Committee strongly urges each Unaffiliated Unitholder to (i) carefully read the Offer to Purchase, the Letter of Transmittal, other materials related to the Offer, and this Schedule 14D-9 and (ii) discuss the Offer with its own tax advisor before making any decision regarding tendering its Common Units and to make such decision based on all of the available information, including, without limitation, the adequacy of the Offer Price in light of the Unaffiliated Unitholder’s own investment objectives, the Unaffiliated Unitholder’s views as to WMLP’s prospects and outlook, the Unaffiliated Unitholder’s views as to the effects of any potential allocation of taxable income and loss to holders of Common Units, the factors considered by the Conflicts Committee as described below and any other factors that the Unaffiliated Unitholder deems relevant to its investment decision.

Each member of the Conflicts Committee is a holder of Common Units, and each such member has advised WCC that he expects to tender the Common Units that he beneficially owns pursuant to the Offer.

(b) Background of the Offer.

The following background information to the Offer is discussed in the section entitled “Special Factors—Background of the Offer” in the Offer to Purchase, and, other than in connection with actions taken by the Conflicts Committee or its members or advisors, is based on the Offer to Purchase.

On October 9, 2018, WCC and certain of its affiliates, including WMLP, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code.

During 2018, prior to and subsequent to the October 9, 2018 commencement of the Chapter 11 cases, the Conflicts Committee met regularly to discuss various aspects of the potential restructuring of WMLP’s debt under Chapter 11 of the Bankruptcy Code, and to receive related advice from the Conflicts Committee’s financial and legal advisors. As part of those discussions, the Conflicts Committee considered certain tax issues in relation to the potential bankruptcy proceedings, including the potential that substantial CODI could result from the restructuring of WMLP’s debt or from other strategic transactions by WMLP, and discussed, with input from its financial and legal advisors, various potential approaches that could allow Unaffiliated Unitholders, depending on their individual circumstances, to avoid or reduce any allocation of taxable income in respect of their Common Units. As a result of those discussions, and after considering the input of its financial and legal advisors, the Conflicts Committee determined the Offer to be (i) the best reasonably available approach to address the potential tax concerns, because (among other things) it would enable the Unaffiliated Unitholders to make a determination after consultation with their own tax advisors and based on their own respective particular circumstances, and (ii) in the best interests of WMLP and the Unaffiliated Unitholders.

As part of the Chapter 11 cases commenced by WCC and WMLP, each of WCC, WMLP and their respective secured lender groups negotiated over a period of time regarding a comprehensive resolution of intercompany matters. On February 12, 2019, WCC and WMLP agreed to a summary term sheet for an agreement resolving the intercompany matters, which was submitted to the Bankruptcy Court on February 12, 2019. As part of that comprehensive resolution, WCC agreed to make the Offer to holders of Common Units.

On February 12, 2019, the Conflicts Committee met with its financial and legal advisors regarding the Offer. The Conflicts Committee resolved to recommend that the Unaffiliated Unitholders consider tendering their Common Units in the Offer after consultation with their own tax advisors based on the Unaffiliated Unitholders’ own particular circumstances.

On February 12, 2019, the Board of WCC approved the Offer. On February 13, 2019, WCC commenced the Offer.

(c) Reasons for Recommendation. In reaching its determination and its decision as described above, the Conflicts Committee considered and discussed with its legal advisors several factors, including the factors described below.

Factors Supporting Tendering into the Offer

The Conflicts Committee viewed the following factors as being generally supportive of tendering into the Offer.

Allocation of Taxable Income and Loss. The Conflicts Committee considered the likelihood that current holders of Common Units will be allocated taxable income (without any related distribution of cash) and loss, including substantial CODI, that could result from the resolution of WMLP’s bankruptcy process, and the possibility that, depending on their individual circumstances, such holders could avoid or reduce such allocation of taxable income and loss by tendering their Common Units in the Offer.

Certainty of Value. The Conflicts Committee considered that the consideration to be received by the Unaffiliated Unitholders in the Offer will consist entirely of cash, which provides liquidity and certainty of value to the Unaffiliated Unitholders, particularly in view of the potential for allocation of taxable income and loss, including CODI (without any related distribution of cash), to individual holders of Common Units.

Timing of Offer. The Offer is being made prior to the consummation of any strategic transactions by WMLP or restructurings of WMLP’s debt that WMLP is considering in connection with the bankruptcy proceedings. The tax consequences of any such transactions or restructurings for an individual holder of Common Units are uncertain and may be materially adverse. As a result, tendering in the Offer prior to the effectiveness of such transactions or restructurings may provide certainty for holders of Common Units, particularly in light of the Conflict Committee’s expectation that during or following WMLP’s bankruptcy proceedings, the Common Units not tendered pursuant to the Offer will receive no consideration.

Financial and Tax Information. The Conflicts Committee took into account WMLP’s current proceedings under Chapter 11 of the Bankruptcy Code and the likelihood of future restructurings of WMLP’s debt or strategic transactions involving WMLP and the potential tax consequences of such restructurings or transactions on holders of Common Units.

Treatment of Common Units During Bankruptcy Proceedings. Common Units not tendered in the Offer will not be purchased by WCC and will remain outstanding until the resolution of WMLP’s bankruptcy process. During or following WMLP’s bankruptcy proceedings, the remaining Common Units will likely receive no consideration. Additionally, holders of Common Units that remain outstanding after the conclusion of the Offer may be subject to potentially materially adverse tax consequences, including the recognition of substantial CODI (without any related distribution of cash) and other tax consequences resulting from future restructurings of WMLP’s debt or other strategic investments by WMLP.

Factors Not Supporting Tendering into the Offer

The Conflicts Committee considered the following factors as to not be supportive of tendering into the Offer:

Form of Consideration; Particular Circumstances. The cash consideration of the Offer, and an Unaffiliated Unitholder’s own particular tax circumstances, may result in the Offer not being tax efficient for some Unaffiliated Unitholders.

The Common Units Have Traded Higher. Although the Conflicts Committee does not expect holders of the Common Units to be entitled to any recovery in connection with WMLP’s bankruptcy proceedings, the Common Units have in the past traded at higher levels than the Offer Price. It is likely that Unaffiliated Unitholders acquired their Common Units at prices higher than the Offer Price.

Other Factors

Conflicts Committee. The following factors are relevant for Unaffiliated Unitholders considering the Conflicts Committee’s recommendation:

•

the fact that the Conflicts Committee is comprised of three directors who are independent of the General Partner and WCC and their affiliates, are not members of the management of the General Partner, and satisfy the requirements to serve on the Conflicts Committee under the Fourth Amended and Restated Agreement of Limited Partnership of WMLP, as amended (the “Partnership Agreement”);

•

the fact that, other than the receipt of committee fees which are not contingent upon the consummation of the Offer or a recommendation in favor of the Unaffiliated Unitholders accepting the Offer and tendering their Common Units in the Offer and customary D&O insurance provisions, none of the Conflicts Committee members has interests in the Offer different from, or in addition to, those of the Unaffiliated Unitholders; and

•	the fact that the Conflicts Committee was advised by Jones Day as its independent legal counsel.

Absence of Certain Procedural Safeguards. The Conflicts Committee also considered certain procedural safeguards that it believes were not present in the Offer.

•	No Appraisal Rights—the Conflicts Committee considered that no appraisal rights are available to the Unaffiliated Unitholders in connection with the Offer.

•	No Majority of Minority Condition—there is no condition that a majority of the Unaffiliated Unitholders tender their Common Units in the Offer.

•

Potential Conflicts of Interest—the fact that the General Partner’s executive officers and directors may have interests in the Offer that are different from, or in addition to, those of the Unaffiliated Unitholders.

Taxable Transaction. The Offer, if consummated, will itself be a taxable event resulting in the recognition of taxable gain or loss to the tendering Unaffiliated Unitholders for U.S. federal income tax purposes. However, the precise impact the Offer will have on any particular Unaffiliated Unitholder will depend on such Unaffiliated Unitholder’s own particular circumstances, which is not something the Conflicts Committee can determine. Each Unaffiliated Unitholder is urged to consult its own tax advisor in connection with this Offer.

The foregoing discussion of the information, reasons, and factors considered by the Conflicts Committee includes the material reasons and factors considered by the Conflicts Committee. In view of the variety of reasons and factors considered in connection with its evaluation of the Offer, the Conflicts Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by it, or make a determination that any factor was of particular importance. Rather, the Conflicts Committee made its determinations based upon the totality of the information presented to and considered by it.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

No persons are directly or indirectly employed, retained or will be compensated to make solicitations or recommendations in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Common Units have been effected by WMLP or, to WMLP’s knowledge, any of the directors or executive officers of the General Partner, or the affiliates or subsidiaries of WMLP.

Item 7.	Purposes of the Transactions and Plans or Proposals

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, WMLP is not undertaking or engaged in any negotiations in response to the Offer that relate to:

(a) a tender offer or other acquisition of WMLP’s securities by WMLP, any subsidiary of WMLP or any other person; or

(b) (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving WMLP or any subsidiary of WMLP, (ii) any purchase, sale or transfer of a material amount of assets of WMLP or any subsidiary of WMLP, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of WMLP.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board of Directors of WMLP, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Conditions of the Offer

The information set forth in the Section titled “The Offer—Conditions to the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) of Schedule TO, is incorporated herein by reference.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer other than the jointly administered WCC and WMLP bankruptcy proceedings for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court instituted on October 9, 2018. The Bankruptcy Court has authorized the commencement of the Offer and approval from the Bankruptcy Court to consummate the Offer will be sought at a hearing on or about February 13, 2019.

Annual and Quarterly Reports

For additional information regarding the business and the financial results and condition of WMLP, please see WMLP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC, WMLP’s Quarterly Report on Form 10-Q filed by WMLP with the SEC on November 1, 2018 and other WMLP filings made with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 and the materials filed herewith or incorporated by reference herein include forward-looking statements. In particular, any statements that do not relate to historical or current facts constitute forward-looking statements, including, without limitation, statements concerning activities, events or developments that WMLP expects, believes or anticipates will or may occur in the future and statements relating to the completion of the Offer. Forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the Offer. The inclusion of such statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that: (1) conditions to the closing of the Offer may not be satisfied or waived on a timely basis or otherwise; (2) the Offer may involve unexpected costs, liabilities or delays; (3) legal proceedings may be initiated related to the Offer and the outcome of any legal proceedings related to the Offer may be adverse to WMLP; and the risks described in its periodic reports filed with the SEC, including, but not limited to, “Risk Factors” in Item 1A of its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and subsequent periodic reports containing updated disclosures of such risks. Forward-looking statements speak only as of the date the statement was made. However, WMLP will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with WMLP’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated February 13, 2019 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Westmoreland Coal Company Asset Corporation, filed with the SEC on February 13, 2019).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(v)	Summary Advertisement to be published in The New York Times (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)	Press Release dated February 13, 2019 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(e)(1)	The information contained under the sections entitled “Item 1A. Risk Factors” “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters,” “Item 13. Certain Relationships and Related Transactions, and Director Independence.” and “Notes to the Consolidated Financial Statements—Note 7. Related Party Transactions” in WMLP’s Annual Report on Form 10-K filed on March 5, 2018 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

WESTMORELAND RESOURCE PARTNERS, LP

By:	WESTMORELAND RESOURCES GP, LLC,
its general partner

Dated: February 13, 2019

/s/ Jennifer S. Grafton
Name: Jennifer S. Grafton Title: Chief Legal Officer